Name of Registrant:
Templeton Emerging Markets Income Fund
File No. 811-07866

Exhibit Item No. 77 (c):  Matters Submitted To A Vote Of Security Holders

An Annual Meeting of Shareholders of Templeton Emerging Markets Income Fund (the "Fund") was held at the Fund's offices, 500 East Broward Blvd., Fort Lauderdale, Florida, on February 25, 2005. The purpose of the meeting was to elect four Trustees of the Fund. At the meeting, the following persons were elected by the shareholders to serve as Trustees of the Fund: Harris J. Ashton, S. Joseph Fortunato, Edith E. Holiday and Constantine D. Tseretopoulos.* No other business was transacted at the meeting.

The election of four (4) Trustees:



                                                      % of      % of Shares                    % of      % of Shares
                                                  Outstanding     Present                  Outstanding   Present and
Term Expiring 2008                    For            Shares     and Voting     Withheld       Shares        Voting
------------------------------- ----------------- ------------- ------------ ------------- ------------- -------------
Harris J. Ashton                 42,259,588.791      89.42%        98.61%     595,848.38      1.26%         1.39%
S. Joseph Fortunato              42,287,739.791      89.48%        98.67%     567,697.38      1.20%         1.32%
Edith E. Holiday                 42,324,881.791      89.56%        98.76%     530,555.38      1.12%         1.24%
Constantine D. Tseretopoulos     42,354,390.791      89.63%        98.83%     501,046.38      1.06%         1.17%


* Frank J. Crothers, Gordon S. Macklin, Fred R. Millsaps and Frank A. Olson currently serve as Independent Trustees. Harmon E. Burns and Charles B. Johnson currently serve as Interested Trustees. Their terms of office continued after the annual meeting of shareholders.